EXHIBIT 99.4
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               CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
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In connection with the Annual Report of Canadian Natural Resources Limited (the
"Company") on Form 40-F for the period ended December 31, 2002 (the "Report") to which this certificate is an exhibit, I, Douglas A. Proll, Senior Vice President, Finance of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Date:  April 15, 2003
                                        /s/ Douglas A. Proll
                                        ----------------------------------------
                                        Name:  Douglas A. Proll
                                        Title:  Senior Vice President, Finance



A signed original of this written statement required by Section 906 has been provided to Canadian Natural Resources Limited and will be retained by Canadian Natural Resources Limited and furnished to the Securities and Exchange Commission or its staff upon request.